November 23, 2009

Via EDGAR and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Mail Stop 4631

Attention:	Pamela A. Long
Edward M. Kelly
Craig E. Slivka

Re:	RINO International Corporation
Registration Statement on Form S-3
File No. 333-162373

Acceleration Request

Requested Date:	November 25, 2009
Requested Time:	4:30 PM Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, RINO International Corporation (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3, as amended (File No. 333-162373) (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company may request by telephone to the Securities and Exchange Commission (the “Commission”).  The Company hereby authorizes Don Williams and Andrew Ralston of Wilson Sonsini Goodrich & Rosati, Professional Corporation, counsel for the Company, to make such request on the Company’s behalf.

In connection with the acceleration request, the Company hereby acknowledges that:

•
should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission
Re: RINO International Corporation
November 23, 2009

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone to Andrew Ralston, of Wilson Sonsini Goodrich & Rosati, Professional Corporation, at (650) 849-3242.  Please also provide a copy of the Commission’s order declaring the Registration Statement effective to Andrew Ralston via facsimile at (650) 493-6811.

Sincerely,

RINO International Corporation

By:	/s/ Zou Dejun
Zou Dejun
Chief Executive Officer